Exhibit 99.1

AVRUPA MINERALS LTD.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED

JUNE 30, 2014

(UNAUDITED)

AVRUPA MINERALS LTD.

Contents

Page

Notice of No Auditor Review of Interim Financial Statements

Condensed Consolidated Interim Statements of Financial Position

Condensed Consolidated Interim Statements of Comprehensive Loss

Condensed Consolidated Interim Statements of Changes in Equity

Condensed Consolidated Interim Statements of Cash Flows

Notes to the Condensed Consolidated Interim Financial Statements

8 – 26

410 – 325 Howe Street, Vancouver, BC V6C 1Z7 T: (604) 687-3520 F: (604) 688-3392        2

NOTICE OF NO AUDITOR REVIEW OF

INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3 (3) (a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that an auditor has not reviewed the financial statements.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

AVRUPA MINERALS LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(Presented in Canadian Dollars)

	Note	June 30, 2014	December 31, 2013
		(Unaudited)	(Audited)
Assets
Non-current assets
Property, plant and equipment	4	$ 59,167	$ 26,741
Exploration and evaluation assets	5	1,479,204	1,479,204
		1,538,371	1,505,945
Current assets
Bank guarantees	13	160,034	219,092
Receivables		135,201	103,053
Prepaid expenses and advances		151,066	184,573
Restricted cash	5	1,028,449	640,504
Cash		331,182	439,154
		1,805,932	1,586,376

Total assets		$ 3,344,303	$ 3,092,321

Equity
Share capital	6	$ 4,162,382	$ 4,647,712
Reserves	6	4,642,921	4,080,183
Deficit		(7,225,345)	(6,683,745)
		1,579,958	2,044,150
Liabilities
Current liabilities
Due to related parties	7	42,006	16,467
Accounts payable and accrued liabilities		693,890	391,200
Funds held for optionees	5	1,028,449	640,504
		1,764,345	1,048,171

Total equity and liabilities		$ 3,344,303	$ 3,092,321

Event after the reporting period (Note 14)

These condensed consolidated interim financial statements are authorized for issue by the Board of Directors on August 27, 2014. They are signed on the Company's behalf by:

/s/Paul W. Kuhn	/s/Mark T. Brown
Director	Director

                                     See notes to the condensed consolidated interim financial statements 4

AVRUPA MINERALS LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE LOSS

(Presented in Canadian Dollars)

(Unaudited)

		Three months ended June 30,		Six months ended June 30,
	Note	2014	2013	2014	2013

Mineral exploration expenses
Mineral exploration expenses	5	$ 1,014,240	$ 851,284	$ 2,154,650	$ 1,632,267
Advances from optionees	5	(947,632)	(946,652)	(1,998,991)	(1,056,772)
		(66,608)	95,368	(155,659)	(575,495)
General administrative expenses
Bank charges		3,001	1,980	5,843	5,181
Consulting		42,351	24,306	71,141	43,049
Depreciation		224	4,176	449	9,548
Insurance		2,300	2,425	4,600	4,850
Investor relations		38,185	36,050	93,591	84,073
Licenses, fees and taxes		-	5,136	-	5,161
Listing and filing fees		3,257	799	9,407	10,478
Office and administrative fees		5,369	12,168	10,102	17,322
Professional fees		52,526	53,730	125,684	88,805
Rent		2,223	16,625	9,472	34,273
Salaries		-	26,958	-	96,269
Share-based payment		-	-	29,141	-
Telephone		427	3,113	918	5,620
Transfer agent fees		3,643	3,322	4,706	4,191
Travel		14,939	5,485	23,774	16,298
		(168,445)	(196,273)	(388,828)	(425,118)
Other items
Foreign exchange gain/(loss)		433	(863)	(1,977)	1,004
Interest income		2,561	1,438	5,666	4,842
Other income		53	209	178	209
Property investigation cost		(812)	(2)	(980)	(96)
		2,235	782	2,887	5,959

Loss before non-controlling interest for the period		(232,818)	(100,123)	(541,600)	(994,654)

Non-controlling interest for the period		-	5,163	-	10,971

Net loss for the period		(232,818)	(94,960)	(541,600)	(983,683)
Exchange difference arising on the translation of foreign subsidiaries		(69,784)	61,760	(8,733)	8,492
Comprehensive loss for the period		$ (302,602)	$ (33,200)	$ (550,333)	$ (975,191)
Basic and diluted loss per share	8	$ (0.01)	$ (0.00)	$ (0.01)	$ (0.03)

                                     See notes to the condensed consolidated interim financial statements 5

AVRUPA MINERALS LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

(Presented in Canadian Dollars)

	Share capital		Reserves
	Number of shares	Amount	Warrants	Finder’s options	Equity-settled employee benefits			Non-controlling interest	Total equity
						Exchange	Deficit

Balance as at December 31, 2012 (Audited)	28,593,571	$ 4,512,522	$2,471,342	$181,911	$ 441,294	$(10,361)	$ (4,801,147)	$ (84,427)	$ 2,711,134
Non-controlling interest for the period	-	-	-	-	-	-	-	(10,971)	(10,971)
Comprehensive loss	-	-	-	-	-	8,492	(983,683)	-	(975,191)

Balance as at June 30, 2013 (Unaudited)	28,593,571	4,512,522	2,471,342	181,911	441,294	(1,869)	(5,784,830)	(95,398)	1,724,972
Share issues:
Shares issued for private placements	9,500,000	142,847	807,153	-	-	-	-	-	950,000
Share issue costs	-	(54,907)	-	13,319	-	-	-	-	(41,588)
Share-based payment	-	-	-	-	134,642	-	-	-	134,642
Acquisition of non-controlling interest	450,000	47,250	-	-	-	-	-	96,427	143,677
Non-controlling interest for the period	-	-	-	-	-	-	-	(1,029)	(1,029)
Comprehensive loss	-	-	-	-	-	32,391	(898,915)	-	(866,524)
Balance as at December 31, 2013 Audited)	38,543,571	4,647,712	3,278,495	195,230	575,936	30,522	(6,683,745)	-	2,044,150
Share issues:
Shares issued for warrants exercised	280,000	65,790	(23,790)	-	-	-	-	-	42,000
Shares issued for options exercised	150,000	28,030	-	-	(13,030)	-	-	-	15,000
Revaluation of extended warrants	-	(579,150)	579,150	-	-	-	-	-	-
Share-based payment	-	-	-	-	29,141	-	-	-	29,141
Comprehensive loss	-	-	-	-	-	(8,733)	(541,600)	-	(550,333)

Balance as at June 30, 2014 (Unaudited)	38,973,571	$ 4,162,382	$3,833,855	$195,230	$ 592,047	$ 21,789	$ (7,225,345)	$ -	$ 1,579,958

                                     See notes to the condensed consolidated interim financial statements 6

AVRUPA MINERALS LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(Presented in Canadian Dollars)

(Unaudited)

		Six months ended	Six months ended
	Note	June 30, 2014	June 30, 2013

Cash flows from operating activities
Loss before non-controlling interest for the period		$ (541,600)	$ (994,654)
Items not involving cash:
Depreciation		449	9,548
Mineral exploration expenses		7,848	-
Share-based payment		29,141	-
Changes in non-cash working capital items:
Receivables		(32,148)	49,292
Bank guarantees		59,058	(36,866)
Prepaid expenses and advances		33,507	(8,513)
Other assets		-	1,884
Accounts payable and accrued liabilities		302,690	(58,570)
Due to related parties		25,539	53,293
Funds held for optionees		387,945	255,674
Exchange difference arising on the translation of foreign subsidiaries		(8,894)	7,689

Net cash provided by (used in) operating activities		263,535	(721,223)

Cash flows from investing activities
Purchase of property, plant and equipment		(40,562)	(11,226)

Net cash (used in) investing activities		(40,562)	(11,226)

Cash flows from financing activities
Proceeds from issuance of common shares		57,000	-

Net cash provided by financing activities		57,000	-

Change in cash for the period		279,973	(732,449)
Cash, beginning of the period		1,079,658	1,041,215
Cash, end of the period		$ 1,359,631	$ 308,766

Cash comprised of:
Cash		$ 331,182	$ 53,092
Restricted Cash		1,028,449	255,674
		$ 1,359,631	$ 308,766
Supplementary information:
Interest received		$ 5,666	$ 4,842

Supplemental disclosure with respect to cash flows (Note 10)

                               See notes to the condensed consolidated interim financial statements 7

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2014 AND JUNE 30, 2013

(Presented in Canadian Dollars)

(Unaudited)

1.

NATURE OF OPERATIONS AND CONTINUANCE OF OPERATIONS

Avrupa Minerals Ltd. (the “Company”) was incorporated on January 23, 2008 under the Business Corporations Act of British Columbia and its registered office is Suite 2610 – 1066 West Hastings Street, Vancouver, BC, Canada, V6E 3X1. The Company changed its name on July 7, 2010 and began trading under the symbol “AVU” on the TSX Venture Exchange (the “Exchange”) on July 14, 2010. On September 20, 2012, the Company listed in Europe on the Frankfurt Stock Exchange under the trading symbol “8AM”. The Company is primarily engaged in the acquisition and exploration of mineral properties in Europe.

These condensed consolidated interim financial statements have been prepared on the basis that the Company will continue as a going concern, which assumes that the Company will be able to meet its commitments, continue operations and realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. There are material uncertainties that cast significant doubt about the appropriateness of the going concern assumption.

If the Company is to advance or develop its mineral properties further, it will be necessary to obtain additional financing and while it has been successful in the past, there can be no assurance that it will be able to do so in the future. Failure to raise sufficient funds would result in the Company’s inability to make future required property payments, which would result in the loss of those property options.

These financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary were the going concern assumption inappropriate, and these adjustments could be material.

2.

BASIS OF PREPARATION

a)

Statement of Compliance

These condensed consolidated interim financial statements, including comparatives, have been prepared in accordance with International Accounting Standards (“IAS”) 34 “Interim Financial Reporting” (“IAS34”) using accounting policies consistent with the IFRS issued by the International Accounting Standards Board ("IASB") and interpretations of the International Financial Reporting Interpretations Committee ("IFRIC").

b)

Basis of preparation

These condensed consolidated interim financial statements have been prepared on a historical cost basis except certain financial instruments which are measured at fair value. In addition, these condensed consolidated interim financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

The preparation of these condensed consolidated interim financial statements in conformity with IAS 34 requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates. These condensed consolidated interim financial statements do not include all of the information required for full annual financial statements.

These condensed consolidated interim financial statements, including comparatives, have been prepared on the basis of IFRS standards that are published at the time of preparation.

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2014 AND JUNE 30, 2013

(Presented in Canadian Dollars)

(Unaudited)

2.

BASIS OF PREPARATION (Continued)

(c)

New accounting standards and interpretations

Certain new accounting standards and interpretations have been published that are not mandatory for the June 30, 2014 reporting period.  The Company has not early adopted the following new and revised standards, amendments and interpretations that have been issue but are not yet effective:

•

IFRS 9 (Amended 2010) Financial Instruments (mandatory adoption date has not yet been finalized)

The Company anticipates that the application of the above new and revised standards, amendments and interpretations will have no material impact on its results and financial position.

3.

SIGNIFICANT ACCOUNTING POLICIES

These unaudited condensed consolidated interim financial statements have been prepared in accordance with IFRS as issued by the IASB on a basis consistent with those followed in the Company’s most recent annual financial statement for the year ended December 31, 2013.

These unaudited condensed consolidated interim financial statements do not include all note disclosures required by IFRS for annual financial statements, and therefore should be read in conjunction with the annual financial statements for the year ended December 31, 2013. In the opinion of management, all adjustments considered necessary for fair presentation of the Company’s financial position, results of operations and cash flows have been included. Operating results for the six month period ended June 30, 2014 are not necessarily indicative of the results that may be expected for the year ending December 31, 2014.

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2014 AND JUNE 30, 2013

(Presented in Canadian Dollars)

(Unaudited)

4.

PROPERTY, PLANT AND EQUIPMENT

	Furniture and other equipment	Vehicles	Other assets	Total
Cost
As at January 1, 2013	$ 46,361	$ 137,386	$ 15,830	$ 199,577
Additions during the year	18,183	-	2,563	20,746
Exchange adjustment	5,431	16,096	1,856	23,383
As at December 31, 2013	69,975	153,482	20,249	243,706
Additions during the period	39,875	-	687	40,562
Exchange adjustment	(191)	(419)	(55)	(665)
As at June 30, 2014	$ 109,659	$ 153,063	$ 20,881	$ 283,603

Accumulated depreciation
As at January 1, 2013	$ 31,853	$ 134,522	$ 8,630	$ 175,005
Depreciation for the year	13,577	2,986	3,466	20,029
Exchange adjustment	4,699	15,974	1,258	21,931
As at December 31, 2013	50,129	153,482	13,354	216,965
Depreciation for the period	7,354	-	943	8,297
Exchange adjustment	(344)	(419)	(63)	(826)
As at June 30, 2014	$ 57,139	$ 153,063	$ 14,234	$ 224,436

Net book value
As at January 1, 2013	$ 14,508	$ 2,864	$ 7,200	$ 24,572
As at December 31, 2013	$ 19,846	$ -	$ 6,895	$ 26,741
As at June 30, 2014	$ 52,520	$ -	$ 6,647	$ 59,167

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2014 AND JUNE 30, 2013

(Presented in Canadian Dollars)

(Unaudited)

5. EXPLORATION AND EVALUATION ASSETS AND MINERAL EXPLORATION EXPENSES (Continued)

	Portugal							Kosovo					Germany	Total
	Marateca	Alvalade	Covas	Arga	Alvito	Callinan Generative	Others	Glavej	Kamenica	Selac	Slivovo	Others
Exploration and evaluation assets
Acquisition costs
As of January 1, 2014	$ 1,096,840	$ 167,920	$ 71,289	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 143,155	$ -	$ -	$ 1,479,204
Additions during the period	-	-	-	-	-	-	-	-	-	-	-	-	-	-
As of June 30, 2014	$ 1,096,840	$ 167,920	$ 71,289	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 143,155	$ -	$ -	$ 1,479,204

Mineral exploration expenses for the six months ended June 30, 2014
Concession fees and taxes	$ 15,252	$ 26,959	$ 15,049	$ 3,759	$ 4,905	$ 56	$ 3,918	$ -	$ -	$ -	$ 20	$ -	$ -	$ 69,918
Depreciation	3,537	-	-	-	1,686	-	2,625	-	-	-	-	-	-	7,848
Geological salaries and consulting	42,150	1,101,173	251,735	-	118,920	4,344	124,182	-	4,140	-	6,802	2,724	-	1,656,170
Geology work	-	-	-	-	-	-	-	-	-	-	100,771	4,140	-	104,911
Insurance	1,027	7,292	5,347	-	1,240	319	867	-	-	-	996	133	-	17,221
Legal and accounting	34	-	-	-	4	-	38	-	-	-	-	-	-	76
Office and administrative fees	3,224	47,523	2,640	208	2,999	-	4,630	-	41	-	5,306	-	-	66,571
Rent	14,232	56,533	7,038	-	8,012	-	11,846	-	-	-	4,972	-	-	102,633
Site costs	1,999	14,106	7,497	-	5,478	-	2,264	-	60	-	33,955	-	-	65,359
Travel	569	40,463	7,424	-	9,547	1,545	777	-	368	-	2,882	368	-	63,943
Advances from optionee	-	(1,436,288)	(267,755)	(203)	(112,977)	(12,641)	-	-	-	-	(169,127)	-	-	(1,998,991)
	$ 82,024	$ (142,239)	$ 28,975	$ 3,764	$ 39,814	$ (6,377)	$ 151,147	$ -	$ 4,609	$ -	$ (13,423)	$ 7,365	$ -	$ 155,659
Cumulative mineral exploration expenses since acquisition
Assaying	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 3,292	$ 3,569	$ -	$ -	$ 1,255	$ -	$ 8,116
Concession fees and taxes	82,920	121,871	144,187	26,622	35,192	56	56,821	78,503	81,215	7,990	4,526	21,752	4	661,659
Depreciation	5,601	-	-	1,041	3,714	-	12,713	-	-	-	-	-	-	23,069
Geological salaries and consulting	852,160	4,673,606	1,386,708	112,677	241,235	9,878	621,106	65,963	161,666	75,875	36,341	206,042	7,064	8,450,321
Geology work	-	-	-	-	-	-	-	52,790	97,813	55,733	113,778	196,280	193,998	710,392
Insurance	1,837	13,087	7,628	408	2,035	319	4,823	1,835	4,310	1,986	2,154	6,309	-	46,731
Legal and accounting	49	296	-	-	4	-	110	-	-	-	-	-	-	459
Office and administrative fees	17,336	150,947	19,643	3,060	8,606	102	29,498	493	4,999	3,266	7,625	7,421	5,255	258,251
Rent	40,770	234,712	18,740	4,748	16,533	-	54,226	2,199	12,943	8,546	8,744	21,304	-	423,465
Site costs	26,044	86,574	46,798	1,817	9,752	142	17,295	27,206	123,868	10,154	70,579	28,748	-	448,977
Travel	32,406	191,256	47,486	5,126	18,369	1,613	18,682	-	2,850	2,413	3,073	4,012	-	327,286
Advances from optionee	-	(5,730,130)	(1,527,828)	(83,029)	(142,350)	(46,395)	-	-	-	-	(169,127)	-	-	(7,698,859)
	$ 1,059,123	$ (257,781)	$ 143,362	$ 72,470	$193,090	$ (34,285)	$ 815,274	$232,281	$ 493,233	$ 165,963	$ 77,693	$ 493,123	$206,321	$ 3,659,867

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2014 AND JUNE 30, 2013

(Presented in Canadian Dollars)

(Unaudited)

5. EXPLORATION AND EVALUATION ASSETS AND MINERAL EXPLORATION EXPENSES (Continued)

	Portugal							Kosovo					Germany	Total
	Marateca	Alvalade	Covas	Arga	Alvito	Callinan Generative	Others	Glavej	Kamenica	Selac	Slivovo	Others
Exploration and evaluation assets
Acquisition costs
As of January 1, 2013	$ 1,096,840	$ 167,920	$ 71,289	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 1,336,049
Additions during the year	-	-	-	-	-	-	-	-	-	-	143,155	-	-	143,155
As of December 31, 2013	$ 1,096,840	$ 167,920	$ 71,289	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 143,155	$ -	$ -	$ 1,479,204

Mineral exploration expenses for the year ended December 31, 2013
Concession fees and taxes	$ 14,831	$ 38,929	$ 10,330	$ 12,992	$18,007	$ -	$ 39,975	$69,773	$ 69,773	$ -	$ 164	$ -	$ -	$ 274,774
Depreciation	2,064	-	-	1,041	2,028	-	10,088	-	-	-	-	-	-	15,221
Geological salaries and consulting	35,054	1,433,774	622,373	100,404	82,803	5,534	370,269	9,446	37,834	11,126	17,390	21,896	-	2,747,903
Geology work	-	-	-	-	-	-	-	811	811	541	2,705	40,655	(5,212)	40,311
Insurance	810	3,625	2,159	408	795	-	3,956	397	725	55	496	657	-	14,083
Legal and accounting	15	-	-	-	-	-	72	-	-	-	-	-	-	87
Office and administrative fees	4,242	43,207	9,420	2,314	4,684	102	22,824	-	283	-	82	141	-	87,299
Rent	19,281	98,256	8,182	4,748	8,521	-	42,380	752	4,528	752	1,879	5,660	-	194,939
Site costs	1,878	20,602	22,967	1,661	3,070	142	13,874	85	5,346	241	7,730	2,811	-	80,407
Travel	2,271	58,225	20,250	5,126	5,979	68	11,665	-	2,482	194	191	3,644	-	110,095
Advances from optionee	-	(1,540,768)	(710,776)	(82,826)	(29,373)	(33,754)	-	-	-	-	-	-	-	(2,397,497)
	$ 80,446	$ 155,850	$ (15,095)	$ 45,868	$96,514	$ (27,908)	$ 515,103	$81,264	$ 121,782	$12,909	$ 30,637	$75,464	$ (5,212)	$ 1,167,622
Cumulative mineral exploration expenses since acquisition
Assaying	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 3,292	$ 3,569	$ -	$ -	$ 1,255	$ -	$ 8,116
Concession fees and taxes	67,668	94,912	129,138	22,863	30,287	-	52,903	78,503	81,215	7,990	4,506	21,752	4	591,741
Depreciation	2,064	-	-	1,041	2,028	-	10,088	-	-	-	-	-	-	15,221
Geological salaries and consulting	810,010	3,572,433	1,134,973	112,677	122,315	5,534	496,924	65,963	157,526	75,875	29,539	203,318	7,064	6,794,151
Geology work	-	-	-	-	-	-	-	52,790	97,813	55,733	13,007	192,140	193,998	605,481
Insurance	810	5,795	2,281	408	795	-	3,956	1,835	4,310	1,986	1,158	6,176	-	29,510
Legal and accounting	15	296	-	-	-	-	72	-	-	-	-	-	-	383
Office and administrative fees	14,112	103,424	17,003	2,852	5,607	102	24,868	493	4,958	3,266	2,319	7,421	5,255	191,680
Rent	26,538	178,179	11,702	4,748	8,521	-	42,380	2,199	12,943	8,546	3,772	21,304	-	320,832
Site costs	24,045	72,468	39,301	1,817	4,274	142	15,031	27,206	123,808	10,154	36,624	28,748	-	383,618
Travel	31,837	150,793	40,062	5,126	8,822	68	17,905	-	2,482	2,413	191	3,644	-	263,343
Advances from optionee	-	(4,293,842)	(1,260,073)	(82,826)	(29,373)	(33,754)	-	-	-	-	-	-	-	(5,699,868)
	$ 977,099	$ (115,542)	$ 114,387	$ 68,706	$153,276	$ (27,908)	$ 664,127	$232,281	$ 488,624	$165,963	$ 91,116	$485,758	$206,321	$ 3,504,208

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2014 AND JUNE 30, 2013

(Presented in Canadian Dollars)

(Unaudited)

5.

EXPLORATION AND EVALUATION ASSETS AND MINERAL EXPLORATION EXPENSES (Continued)

Portugal

The Company, through its 100% holding in MAEPA, holds eight exploration licenses in Portugal, spread from the north to the south in the country. The licenses have been issued to MAEPA by the government of Portugal, and are as follows:

*

Alvalade

*

Covas

*

Alvito

*

Marateca

*

Arcas

*

Candedo

*

Sabroso

*

Sines

Licenses have varying work commitments, as approved by the government of Portugal, and all licenses carry a 3% Net Smelter Return (“NSR”), payable to the government of Portugal.

Alvalade:

On June 3, 2011, the Company signed a Memorandum of Understanding (“MOU”) with Antofagasta Minerals S.A. (“Antofagasta”) to undertake exploration on the Alvalade project. Antofagasta completed a US$300,000 initial study of the project.  Upon successful completion of the initial study, on December 22, 2011, the Company entered into the Alvalade Joint Venture agreement with Antofagasta whereby the Company granted to Antofagasta the option to acquire an undivided 51% interest in the project, which can be exercised by Antofagasta funding or incurring expenditures of an additional US$4 million over three years (spent by February 2014).  On February 25, 2014, the two parties signed an amended Joint Venture agreement which allows for more interim funding by Antofagasta, an expanded time frame in which to get a feasibility study decision, and a means for the Company to be carried to production, if there is a production decision to be made for the project. The amended agreement carries the following terms (in summary):

•

After due diligence, exploration funding of US$300,000 (completed).

•

Antofagasta must spend US$4 million on exploration to earn-in to 51% of the joint venture (“JV”) (Option 1 completed).

•

To earn further 9% of the JV (for an aggregate total of 60%), Antofagasta must fund US$2 million exploration by December 31, 2015 (Option 2 underway).

•

To earn a further 5% of the JV (for an aggregate total of 65%), Antofagasta must prepare, fund, and deliver a Preliminary Economic Assessment on a project within the JV area by December 31, 2017 (Option 3).

•

To earn a further 10% of the JV (for an aggregate total of 75%), Antofagasta must prepare, fund, and deliver a Feasibility Study on a project within the JV area by December 31, 2022 (Option 4).

•

And to earn a further 5% of the JV (for an aggregate total of 80%), Antofagasta must fund 100% of all work programs during this phase and make a Development Decision within one year of the Option 4 exercise date (Option 5).

•

Antofagasta will carry the Company through to production, and the Company will repay Antofagasta from proceeds, dividends, and sales generated by the actual production from any mine within the project area.

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2014 AND JUNE 30, 2013

(Presented in Canadian Dollars)

(Unaudited)

5.

EXPLORATION AND EVALUATION ASSETS AND MINERAL EXPLORATION EXPENSES (Continued)

Portugal (Continued)

Alvalade (Continued):

As of June 30, 2014, Antofagasta had forwarded a total of $6,179,780 (US$5,990,671) for the Alvalade property, including the US$300,000 for the initial study of the project. The Company held $449,649 (€307,663) on behalf of Antofagasta to be spent on the Alvalade project, which was recorded as restricted cash.  In addition, Antofagasta paid directly to its own consultants seconded to the project an amount of US$109,700 which contributes further to Antofagasta’s funding to the project.

Covas:

On May 18, 2011, the Company signed an agreement to option out the Covas Tungsten Project to Blackheath Resources Inc. (“Blackheath”). Under the terms of the agreement, Blackheath has the option to earn a 51% interest in the project by spending €300,000 (spent) in exploration on the project before March 20, 2013, of which €150,000 (spent) is a firm commitment and must be spent by March 20, 2012. Blackheath can then earn an additional 19% by spending an additional €700,000 (spent) by March 20, 2014

On May 7, 2014, the Company and Blackheath signed an amended Joint Venture agreement. The amended agreement carries the following terms (in summary):

•

To earn 51% of the joint venture (“JV”), Blackheath must spend €300,000 on exploration by March 20, 2013 (completed).

•

To earn a further 19% of the JV (for an aggregate total of 70%), Blackheath must fund €700,000 on exploration by March 20, 2014 (completed).

•

To earn a further 5% of the JV (for an aggregate total of 75%), Blackheath must fund €320,000 on exploration by March 20, 2015 (underway).

•

To earn a further 5% of the JV (for an aggregate total of 80%), Blackheath must fund €498,000 on exploration by March 20, 2016.

•

To earn a further 5% of the JV (for an aggregate total of 85%), Blackheath must fund €833,000 on exploration by March 20, 2017.

As of June 30, 2014, Blackheath had forwarded a total $1,617,743 (€1,194,893) for the Covas property. The Company held $89,916 (€61,523) on behalf of Blackheath to be spent on the Covas property, which is recorded as restricted cash.

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2014 AND JUNE 30, 2013

(Presented in Canadian Dollars)

(Unaudited)

5.

EXPLORATION AND EVALUATION ASSETS AND MINERAL EXPLORATION EXPENSES (Continued)

Portugal (Continued)

Alvito:

On November 20, 2013, the Company received $150,000 in funding from Callinan Royalties Corporation (“Callinan”) to fund exploration at the Alvito license to better attract potential joint venture partners in exchange for a 1.5% NSR royalty.  The project is designated as an “Alliance Property” under the Exploration Alliance Agreement between the Company and Callinan (see Callinan Generative below).

As of June 30, 2014, Callinan had forwarded a total $150,000 (€103,609) for the Alvito property. The Company held $7,649 (€5,234) on behalf of Callinan to be spent on the Alvito property, which is recorded as restricted cash.

Callinan Generative:

On October 3, 2013, the Company and Callinan signed a three-year Generative Exploration Alliance Agreement (the “Agreement”) which calls for Callinan to fund $150,000 of generative exploration in Portugal during the first year of the Agreement and, at Callinan’s option, to fund up to $100,000 in each of the two subsequent years.  In return for such funding, the Company will grant Callinan the option to receive a 0.5% NSR royalty on any new projects acquired as a result of the generative exploration work, or, if Callinan funds an additional $150,000 in further exploration on any of the new projects, an option to receive a 1.5% NSR royalty on such projects.  If the Company determines that further value can be generated for the new project after spending the additional $150,000, Callinan has the option to contribute subsequent funding with the Company on a joint 50/50 basis, with Callinan’s NSR and interest in the new project unchanged.

Callinan also has the option to fund additional exploration on the Company’s existing mineral properties, if proposed by the Company, and would earn a 1.5% NSR royalty in return for funding $150,000 in exploration on those projects (the “Alliance Property”).

As of June 30, 2014, Callinan had forwarded a total $150,000 (€106,114) for the Callinan Generative exploration project. The Company held $103,606 (€70,890) on behalf of Callinan Generative exploration project to be spent on the generative exploration project, which is recorded as restricted cash.

Arga:

On May 10, 2013, the Company signed an agreement to option out the Arga Tungsten-Gold Project to Blackheath. Under the terms of the agreement, Blackheath had the option to earn a 51% interest in the project by spending €200,000 in exploration on the project before March 23, 2015, of which €60,000 (spent) was a firm commitment and must be spent by March 23, 2014. Blackheath could then earn an additional 19% by spending an additional €800,000 by March 23, 2017.  Blackheath could also earn another 15% for a total interest of 85% by completing a pre-feasibility study (as defined by NI 43-101 regulations) on the property by March 23, 2020.

On May 7, 2014, Blackheath terminated the agreement with the Company on the Arga property and the Company dropped the property.

As of June 30, 2014, the Company still held $96 (€66) related to the funds advanced by Blackheath and recorded such as restricted cash. The Company will spend the amount as drill site compensation to the landowners.

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2014 AND JUNE 30, 2013

(Presented in Canadian Dollars)

(Unaudited)

5.

EXPLORATION AND EVALUATION ASSETS AND MINERAL EXPLORATION EXPENSES (Continued)

Kosovo

The Company, through its 100% holding in Innomatik, holds five exploration licenses in Kosovo:

*

Slivovo

*

Glavej

*

Kamenica

*

Selac

*

Koritnik

The Glavej and Kamenica licenses have been renewed for a third time in 2012.  The Selac license was issued during 2011 for three years and the Koritnik and Slivovo licenses were issued during 2012, respectively.  All licenses carry a work commitment, and there are a 4.5% and 5% NSRs, payable to the government of Kosovo, attached to each of the Koritnik and Slivovo licenses, respectively.

In August 2013, the Company purchased the remaining 7.5% interest in Innomatik Exploration Kosovo LLC (“Innomatik”) and allocated $143,155 to the Slivovo property. Refer to note 6 (b)(i).

Slivovo:

On April 10, 2014, the Company signed an earn-in and shareholders agreement (“Earn-In Agreement”) to option out the Slivovo property to Byrnecut International Limited (“Byrnecut”).  Under the Earn-In Agreement, Byrnecut has the option to earn a 51% interest in the Slivovo property by spending €1,000,000 in exploration on the project by April 10, 2015, of which €360,000 is a firm commitment to be spent by October 10, 2014.  Byrnecut can then earn a further 24% by spending an additional €1,000,000 for a total interest of 75% with total expenditures of €2,000,000, by April 10, 2016.  Byrnecut can further earn an additional 10% by completing a Preliminary Feasibility Study on the Slivovo Project for a total interest of 85% by April 10, 2017.

As of June 30, 2014, Byrnecut had forwarded a total $546,660 (€360,000) for the Slivovo property. The Company held $377,533 on behalf of Byrnecut to be spent on the Slivovo property, which is recorded as restricted cash.

Germany

On January 23, 2012, the Company announced the signing of a Memorandum of Understanding (“MOU”) with Beak Consultants GmbH (“Beak”) to explore for gold deposits in the Erzgebirge mining district near Oelsnitz in the Free State of Saxony in eastern Germany. The Company must spend €140,000 on exploration to gain an 85% interest in the Oelsnitz Exploration License, which was issued to Beak on January 12, 2012.  There is no royalty attached to the license. Once the Company has earned into the project, the two companies will form a joint venture to explore for gold on the property. As of June 30, 2014, the Company had spent $206,321 (€161,612) on the Oelsnitz property. The Company has completed its 85% earn-in and is working with Beak to set up the joint-venture entity.

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2014 AND JUNE 30, 2013

(Presented in Canadian Dollars)

(Unaudited)

6.

CAPITAL AND RESERVES

(a)

Authorized:

At June 30, 2014, the authorized share capital comprised of an unlimited number of common shares.  The common shares do not have a par value.  All issued shares are fully paid.

(b)

Share issuances:

i.

On August 20, 2013, a total of 450,000 common shares of the Company at a fair value of $47,250 were issued to the non-controlling interest owners (“NCI owners”) for purchasing the remaining 7.5% interest in Innomatik in Kosovo. The purchase of the 7.5% interest in Innomatik results in the Company owning 100% of Innomatik. The net purchase price of $143,155 was allocated to the Slivovo property in Innomatik (Note 5).

ii.

On September 24, 2013, the Company completed a non-brokered private placement issuing 6,000,000 units at a price of $0.10 per unit for gross proceeds of $600,000. Each unit consists of one common share and one non-transferable common share purchase warrant. Each warrant entitles the holder to purchase an additional common share at a price of $0.15 for a period of 36 months. The warrants were ascribed a value of $509,793.

A total of $14,880 cash finder’s fee was paid and 148,800 finder’s options were issued as part of the financing. In addition, another $24,103 was included in share issue costs.  Each finder’s option can be converted into a unit with the same term as the financing at a price of $0.10 for a period of 36 months. The finder’s options were ascribed a value of $13,319.  Insiders participated in the offering for a total of 1,570,000 units.

iii.

On October 15, 2013, the Company closed a strategic financing with Callinan issuing 3,500,000 units at a price of $0.10 per unit for gross proceeds of $350,000. Each unit consists of one common share and one non-transferable common share purchase warrant. Each warrant entitles the holder to purchase one additional common share at a price of $0.15 for a period of 36 months. The warrants were being ascribed a value of $297,360.

A total of $2,605 was paid as share issue costs.

iv.

During the six months ended June 30, 2014, the Company issued common shares pursuant to the exercise of 150,000 stock options for cash proceeds of $15,000 and the exercise of 280,000 warrants for cash proceeds of $42,000.

(c)

Escrow shares:

1,300,000 seed shares were placed in escrow in accordance with the escrow agreement dated July 28, 2008. 10% of the escrowed common shares were released on July 13, 2010, upon the completion of the Qualifying Transaction. As at June 30, 2014, there were no common shares of the Company held in escrow. The final 195,000 escrow shares were released on July 13, 2013.

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2014 AND JUNE 30, 2013

(Presented in Canadian Dollars)

(Unaudited)

6.

CAPITAL AND RESERVES (Continued)

(d)

Share Purchase Option Compensation Plan:

The Company has established a stock option plan whereby the Company may grant options to directors, officers, employees and consultants of up to 10% of the common shares outstanding at the time of grant. The exercise price, term and vesting period of each option are determined by the board of directors within regulatory guidelines.

Stock option transactions and the number of stock options for the six months ended June 30, 2014 are summarized as follows:

	Exercise	December 31,			Expired/	June 30,
Expiry date	price	2013	Granted	Exercised	cancelled	2014
July 8, 2015	$0.35	820,000	-	-	(50,000)	770,000
July 15, 2015	$0.35	10,000	-	-	-	10,000
January 27, 2017	$0.30	100,000	-	-	-	100,000
April 10, 2017	$0.30	775,000	-	-	(20,000)	755,000
October 16, 2018	$0.10	1,550,000		(150,000)	-	1,400,000
March 3, 2019	$0.165		200,000			200,000
Options outstanding		3,255,000	200,000	(150,000)	(70,000)	3,235,000
Options exercisable		3,255,000	200,000	(150,000)	(70,000)	3,235,000
Weighted average exercise price		$0.22	$0.165	$0.10	$0.34	$0.22

As of June 30, 2014, the weighted average contractual remaining life is 3.12 years (December 31, 2013 – 3.54 years).

Stock options transactions and the number of stock options for the year ended December 31, 2013 are summarized as follows:

	Exercise	December 31,			Expired/	December 31,
Expiry date	price	2012	Granted	Exercised	cancelled	2013
August 28, 2013	$0.20	220,000	-	-	(220,000)	-
July 8, 2015**	$0.35	870,000	-	-	(50,000)	820,000
July 15, 2015	$0.35	10,000	-	-	-	10,000
January 27, 2017	$0.30	100,000	-	-	-	100,000
April 10, 2017**	$0.30	800,000	-	-	(25,000)	775,000
October 16, 2018*	$0.10	-	1,550,000	-	-	1,550,000
Options outstanding		2,000,000	1,550,000	-	(295,000)	3,255,000
Options exercisable		2,000,000	1,550,000	-	(295,000)	3,255,000
Weighted average exercise price		$0.31	$0.10	$Nil	0.23	$0.22

* Subsequent to December 31, 2013, 150,000 options were exercised at the price of $0.10.

** Subsequent to December 31, 2013, 70,000 options expired.

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2014 AND JUNE 30, 2013

(Presented in Canadian Dollars)

(Unaudited)

6.

CAPITAL AND RESERVES (Continued)

(d)

Share Purchase Option Compensation Plan: (Continued)

The weighted average assumptions used to estimate the fair value of options for the six months ended June 30, 2014 and 2013 were:

	Six months ended June 30, 2014	Six months ended June 30, 2013
Risk-free interest rate	1.60%	Nil
Expected life	5 years	Nil
Expected volatility	138.42%	Nil
Expected dividend yield	Nil	Nil

Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable measure of the fair value of the Company’s share purchase options.

(e)

Finder’s Options:

The continuity of finder’s options for the six months ended June 30, 2014 is as follows:

	Exercise	December 31,				June 30,
Expiry date	price	2013	Issued	Exercised	Expired	2014
March 28, 2014	$0.30	183,913	-	-	(183,913)	-
October 4, 2015(1)	$0.15	545,500	-	-	-	545,500
September 24, 2016(2)	$0.10	148,800	-	-	-	148,800
Outstanding		878,213	-	-	-	694,300
Weighted average exercise price		$0.17	$Nil	$Nil	$0.30	$0.14

(1)

The finder’s options are exercisable into units, with each unit consisting one common share and one warrant exercisable until October 4, 2015 at $0.25.

(2)

The finder’s options are exercisable into units, with each unit consisting one common share and one warrant exercisable until September 24, 2016 at $0.15.

As of June 30, 2014, the weighted average contractual remaining life is 1.47 years (December 31, 2013 – 1.60 years).

The continuity of finder’s options for the year ended December 31, 2013 is as follows:

	Exercise	December 31,		Exercised	Expired	December 31,
Expiry date	price	2012	Issued		2013
March 28, 2014*	$0.30	183,913	-	-	-	183,913
October 4, 2015	$0.15	545,500	-	-	-	545,500
September 24, 2016	$0.10	-	148,800	-	-	148,800
Outstanding		729,413	148,800	-	-	878,213
Weighted average exercise price		$0.19	$0.10	$Nil	$Nil	$0.17

*Subsequent to December 31, 2013, 183,913 finder’s options expired.

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2014 AND JUNE 30, 2013

(Presented in Canadian Dollars)

(Unaudited)

6.

CAPITAL AND RESERVES (Continued)

(e)

Finder’s Options: (Continued)

The weighted average assumptions used to estimate the fair value of finder’s options for the six months ended June 30, 2014 and 2013 were:

	Six months ended June 30, 2014	Six months ended June 30, 2013
Risk-free interest rate	Nil	Nil
Expected life	Nil	Nil
Expected volatility	Nil	Nil
Expected dividend yield	Nil	Nil

(f)

Warrants:

The continuity of warrants for the six months ended June 30, 2014 is as follows:

	Exercise	December 31,				June 30,
Expiry date	price	2013	Issued	Exercised	Expired	2014
December 15, 2014*	$0.50	4,000,000	-	-	-	4,000,000
October 4, 2015	$0.25	7,990,000	-	-	-	7,990,000
September 24, 2016	$0.15	6,000,000	-	(280,000)	-	5,720,000
October 15, 2016	$0.15	3,500,000	-	-	-	3,500,000
Outstanding		21,490,000	-	(280,000)	-	21,210,000
Weighted average exercise price		$0.25	$Nil	$0.15	$Nil	$0.25

* On March 13, 2014, the Company extended the expiry date of 4,000,000 outstanding common share purchase warrants to December 15, 2014. The warrants were issued in March 2012, by way of private placement. Each warrant entitles the holder to acquire one common share of the Company at a price of $0.50. The fair value of these extended warrants using the Black-Scholes pricing model assumes an average risk free rate of 1.13%, no dividend yield, average expected life of 9 months and an expected price volatility of 181.23%. As a result, $579,150 was reallocated from share capital to fair value of warrants.

As of June 30, 2014, the weighted average contractual life is 1.55 years (December 31, 2013 – 1.92 years).

The continuity of warrants for the year ended December 31, 2013 is as follows:

	Exercise	December 31,				December 31,
Expiry date	price	2012	Issued	Exercised	Expired	2013
January 8, 2013	$0.50	5,714,284	-	-	(5,714,284)	-
April 27, 2013	$0.55	625,000	-	-	(625,000)	-
March 28, 2014*	$0.50	4,000,000	-	-	-	4,000,000
October 4, 2015	$0.25	7,990,000	-	-	-	7,990,000
September 24, 2016**	$0.15	-	6,000,000	-	-	6,000,000
October 15, 2016	$0.15	-	3,500,000	-	-	3,500,000
Outstanding		18,329,284	9,500,000	-	(6,339,284)	21,490,000
Weighted average exercise price		$0.39	$0.15	$Nil	$0.50	$0.25

* Subsequent to December 31, 2013, the Company extended the expiry date of 4,000,000 outstanding common share purchase warrants to December 15, 2014.

** Subsequent to December 31, 2013, 280,000 warrants were exercised at the price of $0.15.

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2014 AND JUNE 30, 2013

(Presented in Canadian Dollars)

(Unaudited)

6.

CAPITAL AND RESERVES (Continued)

(f)

Warrants: (Continued)

The weighted average assumptions used to estimate the fair value of warrants for the six months ended June 30, 2014 and 2013 were:

	Six months ended June 30, 2014	Six months ended June 30, 2013
Risk-free interest rate	1.13%	Nil
Expected life	0.76 year	Nil
Expected volatility	181.23%	Nil
Expected dividend yield	Nil	Nil

7.

RELATED PARTY TRANSACTIONS AND BALANCES

The aggregate value of transactions and outstanding balances relating to key management personnel and entities over which they have control or significant influence were as follows:

For the six months ended June 30, 2014

	Short-term employee benefits	Post-employment benefits	Other long-term benefits	Termination benefits	Other expenses	Share-based payments	Total
Paul W. Kuhn Chief Executive Officer, Director	$123,960	$Nil	$Nil	$Nil	$27,069	$Nil	$151,029
Winnie Wong, Chief Financial Officer	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil

For the six months ended June 30, 2013

	Short-term employee benefits	Post-employment benefits	Other long-term benefits	Termination benefits	Other expenses	Share-based payments	Total
Paul W. Kuhn Chief Executive Officer, Director	$109,530	$Nil	$Nil	$Nil	$24,012	$Nil	$133,542
Winnie Wong, Chief Financial Officer	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2014 AND JUNE 30, 2013

(Presented in Canadian Dollars)

(Unaudited)

7.

RELATED PARTY TRANSACTIONS AND BALANCES (Continued)

Related party assets / liabilities

Six months ended
	Services	June 30, 2014	June 30, 2013	As at	As at
				June 30, 2014	December 31, 2013
Amounts due to:
Pacific Opportunity Capital Ltd. (a)	Rent, management and accounting services	$ 113,475	$ 86,500	$ 20,921	$ 7,613
Paul W. Kuhn	Consulting and housing allowance	$ 151,029	$ 133,542	$ 21,085	$ 8,854
Paul L. Nelles (b)	Salaries	$ 26,307	$ 29,513	$Nil	$Nil
Michael Diehl (b)	Salaries	$ 46,636	$ 32,444	$Nil	$Nil
Mineralia (c)	Consulting	$ 132,622	$ 143,080	$Nil	$Nil
TOTAL:		$ 470,069	$ 425,079	$ 42,006	$ 16,467

(a)

Pacific Opportunity Capital Ltd., a company controlled by a director of the Company.

(b)

Paul L. Nelles and Michael Diehl are director and exploration manager of Innomatik respectively.

(c)

Mineralia, a private company partially owned by Adriano Barros, the general manager of MAEPA.

8.

LOSS PER SHARE

Basic and diluted loss per share

The calculation of basic and diluted loss per share for the six months ended June 30, 2014 was based on the loss attributable to common shareholders of $541,600 (June 30, 2013 – $983,683) and a weighted average number of common shares outstanding of 38,787,439 (June 30, 2013 – 28,593,571).

Diluted loss per share did not include the effect of 3,235,000 share purchase options, 694,300 finder’s options and 21,210,000 warrants for the six months ended June 30, 2014 (June 30, 2013 – 2,000,000 share purchase options, 729,413 finder’s options and 11,990,000 warrants) as they are anti-dilutive.

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2014 AND JUNE 30, 2013

(Presented in Canadian Dollars)

(Unaudited)

9.

FINANCIAL INSTRUMENTS

The fair values of the Company’s cash and cash equivalents, receivables, accounts payables and accrued liabilities, and due to related parties approximate their carrying values because of the short-term nature of these instruments.

The Company’s financial instruments are exposed to certain financial risks, including credit risk, liquidity risk, interest risk and commodity price risk.

(a)

Credit risk

The Company’s cash and cash equivalents are held in financial institutions in Canada, Portugal, Kosovo and Barbados.  The Company does not have any asset-backed commercial paper in its cash and cash equivalents

(b)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure.

As at June 30, 2014, the Company had cash of $331,182 (December 31, 2013 - $439,154) to settle current liabilities, net of funds held for optionees, of $735,896 (December 31, 2013 - $407,667).

Accounts payable and accrued liabilities are due within the current operating period.

(c)

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  The risk that the Company will realize a loss as a result of a decline in the fair value of cash and cash equivalents is limited because they are generally held to maturity.

 (d)

Commodity price risk

The Company is exposed to price risk with respect to equity prices. Price risk as it relates to the Company is defined as the potential adverse impact on the Company’s ability to finance due to movements in individual equity prices or general movements in the level of the stock market. The Company closely monitors individual equity movements and the stock market to determine the appropriate course of action to be taken by the Company.

(e)

Currency risk

The Company’s property interests in Portugal and Kosovo make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company’s financial position, results of operations and cash flows. The Company is affected by changes in exchange rates between the Canadian Dollar and foreign functional currencies. The Company does not invest in foreign currency contracts to mitigate the risks.

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2014 AND JUNE 30, 2013

(Presented in Canadian Dollars)

(Unaudited)

9.

FINANCIAL INSTRUMENTS (Continued)

IFRS 7 establishes a fair value hierarchy that prioritizes the input to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company’s financial assets measured at fair value by level within the fair value hierarchy as at March 31, 2014 and December 31, 2013.

As at June 30, 2014	Level 1	Level 2	Level 3	Total
Assets:
Cash	$331,182	$-	$-	$331,182
Restricted cash	1,028,449	-	-	1,028,449
	$1,359,631	$-	$-	$1,359,631

As at December 31, 2013	Level 1	Level 2	Level 3	Total
Assets:
Cash	$439,154	$-	$-	$439,154
Restricted cash	640,504	-	-	640,504
	$1,079,658	$-	$-	$1,079,658

10.

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

The non-cash transactions during the six months ended June 30, 2014 were as follows:

*

As at June 30, 2014, $7,848 (2013 - $nil) in mineral exploration expenses was related to depreciation;

*

The Company reclassified $36,820 (2013 - $nil) from equity reserves to share capital pursuant to the exercise of warrants and stock options;

*

The Company reclassified $579,150 (2013 - $nil) from share capital to equity reserves pursuant to the revaluation of extended warrants.

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2014 AND JUNE 30, 2013

(Presented in Canadian Dollars)

(Unaudited)

11.

MANAGEMENT OF CAPITAL RISK

The Company manages its cash and cash equivalents, common shares, warrants, finder’s options and share purchase options as capital (see Note 6).  The Company’s objectives when managing capital are to safeguard its ability to continue as a going concern and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.  To maintain or adjust the capital structure, the Company may attempt to issue new shares, acquire or dispose of assets or adjust the amount of cash and cash equivalents held.

In order to maximize ongoing operating efforts, the Company does not pay out dividends.  The Company’s investment policy is to invest its short-term excess cash in highly liquid short-term interest-bearing investments with maturities of 90 days or less from the original date of acquisition, selected with regards to the expected timing of expenditures from continuing operations.

The Company expects its current capital resources will be sufficient to carry out its exploration and operations in the near term.

12.

SEGMENTED FINANCIAL INFORMATION

The Company operates in one industry segment, being the acquisition and exploration of mineral properties. Geographic information is as follows:

	June 30, 2014	December 31, 2013
Non-current assets
Portugal	$ 1,393,821	$ 1,360,955
Kosovo	144,550	144,990
	$ 1,538,371	$ 1,505,945

	Six months ended
	June 30, 2014	June 30, 2013
Mineral exploration expenses
Portugal	$ 1,986,972	$ 1,491,713
Kosovo	167,678	145,766
Germany	-	(5,212)
	$ 2,154,650	$ 1,632,267

13.

BANK GUARANTEES

As of June 30, 2014, the Company had a total of €109,500 ($160,034) (December 31, 2013: €149,500 ($219,092)) of cash pledged for its exploration licenses in Portugal.  The advances to the Portuguese regulatory authorities are refundable to the Company, subject to completion of the work obligations described in the exploration license applications.

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2014 AND JUNE 30, 2013

(Presented in Canadian Dollars)

(Unaudited)

14.

EVENT AFTER THE REPORTING PERIOD

On August 22, 2014, the Company completed a non-brokered private placement issuing 4,400,000 units at a price of $0.25 per unit for gross proceeds of $1,100,000. Each unit consists of one common share and one non-transferable common share purchase warrant. Each warrant entitles the holder to purchase an additional common share at a price of $0.40 for a period of 36 months. A total of $27,250 cash finder’s fee was paid and 152,600 finder’s options were issued as part of the financing. Each finder’s option can be converted into a unit with the same terms as the financing at a price of $0.25 for a period of 36 months.